Exhibit 99.B(e)(8)

DISTRIBUTION AGREEMENT

THIS DISTRIBUTION AGREEMENT (“Agreement”) is by and between PNC Funds Distributor, LLC (the “Distributor”) and PNC Funds and PNC Advantage Funds (each a Fund Company and together, the “Fund Companies”).

WHEREAS, Fund Companies, on behalf of each of their respective series (each a “Fund” and collectively, the “Funds”), are each a party to a distribution agreement dated as of July 2, 2012, as amended through the date hereof (the “Existing Agreement”), with the Distributor, a copy of which is attached hereto as Appendix A;

WHEREAS, a majority of the interests of Foreside Financial Group, LLC, the indirect parent of the Distributor are being sold to LM Foreside Holdings LLC (the “Transaction”);

WHEREAS, the Transaction will, when effected, represent a “change of control” of the Distributor and such change of control will result in the automatic termination of the Existing Agreement  in accordance with its terms; and

WHEREAS, the parties wish to ensure the continuity of the services Distributor provides to the Funds and to re-establish an agreement between the Fund Companies and Distributor on the same terms and conditions (except as to its effective date) as the Existing Agreement, to be effective immediately after the termination of the Existing Agreement;

NOW THEREFORE, the parties hereto agree as follows:

Effective as of the closing of the Transaction, the Fund Companies, on behalf of each of their respective Funds, and the Distributor hereby enter into this Agreement on terms identical to those of the Existing Agreement except as noted below. Capitalized terms used herein without definition have the meanings given them in the Existing Agreement.

Unless sooner terminated as provided herein, this Agreement shall continue for an initial one-year term and thereafter shall be renewed for successive one-year terms with respect to each Fund Company, provided such continuance is specifically approved at least annually by (i) that Fund Company’s board of trustees or (ii) by a vote of a majority (as defined in the Investment Company Act of 1940 Act, as amended (“1940 Act”) and Rule 18f-2 thereunder) of the outstanding voting securities of the relevant Fund(s), provided that in either event the continuance is also approved by a majority of the trustees who are not parties to this Agreement and who are not interested persons (as defined in the 1940 Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. This Agreement is terminable as to a Fund Company without penalty, on at least sixty (60) days’ written notice, by the Fund Company’s board of trustees, by vote of a majority (as defined in the 1940 Act and Rule 18f-2 thereunder) of the outstanding voting securities of the relevant Fund(s), or by Distributor. This Agreement may be terminated with respect to one or more Funds, or with respect to the entire Fund Company. This Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act and the rules thereunder).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the closing date of the Transaction.

PNC FUNDS DISTRIBUTOR, LLC		PNC FUNDS
PNC ADVANTAGE FUNDS

By:	/s/ Richard J. Berthy	By:	/s/ Jennifer Spratley
	Richard J. Berthy, President	Name:	Jennifer E. Spratley
		Title:	President